

July 29, 2015

<u>Via E-mail</u>
Luis Carlos Trabuco Cappi
Chief Executive Officer
Bank Bradesco
Cidade de Deau S/N
Vila Yara, 06029-900
Osasco – SP, Brazil

> **Re: Bank Bradesco**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed April 30, 2015**
> **File No. 001-15250**

Dear Mr. Luis Carlos Trabuco Cappi:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2014</u>

<u>Item 5. Operating and Financial Review and Prospects</u>
<u>Operating Results, page 109</u>

1. You disclose in various tables how much interest income and interest expense was attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities, and how much was attributable to changes in average interest rates (including the effects of the appreciation/depreciation of the *real*). Please separately disclose in future filings how much of the change in average interest rates is due to interest rates and how much is due to appreciation/depreciation of the Brazilian *real* given the significance that currency

exchange variation may have on your operating results and financial condition. Please refer to Item 303 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321 or me at (202) 551-3752 if you have questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief